AFFORDABLE RESIDENTIAL COMMUNITIES INC.

600 GRANT STREET, SUITE 900

DENVER, COLORADO 80203

July 29, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:  Jeffrey A. Shady, Esq.

Fax No.:  (202) 772-9209

Re:                               Affordable Residential Communities Inc.

Withdrawal of the Registration Statement on Form S-3

(File No. 333-125854) (the “Registration Statement”)

Mr. Shady:

Affordable Residential Communities Inc., a Maryland corporation (“ARC”), hereby requests, pursuant to Rule 477 under the Securities Act of 1933, as amended, that the entire Registration Statement be withdrawn.

The Registration Statement relates to the possible issuance by ARC from time to time of up to 700,000 shares of ARC common stock in exchange for Series B preferred partnership interests (the “Series B Preferred Units”) in Affordable Residential Communities LP, our operating partnership, if and to the extent that one or more of the holders of Series B Preferred Units tenders such units for redemption and ARC exercises its right to acquire some or all of such units in exchange for shares of ARC’s common stock.  As of the date of this letter, all Series B Preferred Units have been tendered and redeemed; ARC did not exercise its right to issue any shares of its common stock in exchange for any Series B Preferred Units, and, as a result, no securities were sold in connection with the offering under the Registration Statement.

Pursuant to Rule 457(p) under the Securities Act of 1933, as amended, the aggregate total dollar amount of the filing fee associated with the Registration Statement may be offset against the total filing fee due for subsequent registrations filed within five years of the initial filing date.

Very truly yours,

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

By:	/s/Scott L. Gesell
Scott L. Gesell
Executive Vice President and
General Counsel

cc: David Ingles, Esq.